July 8, 2009
Via EDGAR and E-Mail
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention:  Matthew Crispino, Staff Attorney

Re:	NetApp, Inc. — Withdrawal of Registration Statement on Form S-4 (Registration No. 333-159722)
Ladies and Gentlemen:
          Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), NetApp, Inc., a Delaware corporation (the “Company”), hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement on Form S-4 (File No. 333-159722) (the “Registration Statement”), as initially filed with the Commission on June 4, 2009 and as amended on June 17, 2009, June 24, 2009, and July 2, 2009, together with all exhibits thereto, with such request to be approved effective as of the date hereof. The Registration Statement was declared effective by the Commission on July 2, 2009, and no securities have been sold thereunder.
          The Registration Statement registered the offering of shares of the Company’s common stock to be issued in connection with a proposed business combination (the “Merger”) between the Company and Data Domain, Inc., a Delaware corporation, pursuant to that certain Agreement and Plan of Merger, dated as of May 20, 2009, as amended on June 3, 2009 (the “Merger Agreement”). On July 8, 2009, the parties to the Merger Agreement terminated the Merger Agreement and abandoned the Merger. Accordingly, the Company will not proceed with the proposed offering of its common stock in connection with the Merger. Because the proposed offering of the securities registered under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.
          The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company for future use.
          We appreciate your assistance, and should you need any additional information, please feel free to contact Nate Gallon of Wilson Sonsini Goodrich & Rosati, P.C. at (650) 565-3591.

Respectfully submitted,

/s/ Andrew Kryder

Andrew Kryder Senior Vice President Legal & Tax, General Counsel